Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

February 23, 2010

United States Securities
  and Exchange Commission
Mail Stop 4720
Washington, D.C.  20549

Re:          Raj Ventures, Inc.
Form 10
Filed January 19, 2010
File No. 000-53878

Dear Sir or Madam:

On behalf of Raj Ventures, Inc. (the “Company”), we are responding to the letter from the staff on February 1, 2010 to Colleen Foyo, President of the Company.  Enclosed herewith please find Amendment No. 1 to the Form 10 Registration Statement of the Company (the “Amendment”).

The numbered paragraphs below correspond to the numbered paragraphs contained in the staff’s letter, as follows:

1.
The Company acknowledges the staff comment to disclose whether the Company may be used as a vehicle for a reverse merger acquisition.  In the Amendment, the Company has disclosed that it may be used as a vehicle for a reverse merger acquisition in the second paragraph of “Item 1. Business”.

2.
The Company acknowledges the staff comment to identify all of its promoters and indicate that these are the only promoters of the Company, and, in addition, to include all of the information about the promoters that is required by Item 401(g) and Item 404 of Regulation S-K.  The Company does not have any promoters covered by Item 401(g) and Item 404 of Regulation S-K and, accordingly, there is no such disclosure in the Amendment.

3.
The Company acknowledges the staff comment to add a new section to the Form 10 describing any previous blank check companies in which Colleen Foyo may have been involved and to include the following disclosure:

•
Disclose the name of the blank check company, the date registration statement was filed on EDGAR, the public reporting status of the company, and describe any mergers or acquisitions with the blank check company.

•
Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management’s subsequent involvement in each company.

•
Disclose whether any transaction resulted in the termination of Ms. Foyo’s association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.  Also discuss any affiliated or third party involvement in the transaction.

In the Amendment, a new section has been added in “Item 5 Directors and Executive Officers”, that describes Ms. Foyo’s previous blank check company experience.  The Company wishes to inform the staff that Ms. Foyo has not been involved in any offering by a blank check company, and, accordingly, there is no such disclosure in the Amendment.

4.
The Company acknowledges the staff comment to provide the information required by Item 1A of Form 10 in a separately captioned section, and to ensure that the Company includes a risk factor regarding the auditor’s going concern opinion.

The Company wishes to inform the staff that is a “smaller reporting company”, as defined by Rule 12b-2 of the Exchange Act, and, accordingly, it is not required to include the “Item 1A. Risk Factors.” section in its Form 10 Registration Statement.  The Company is relying on the last sentence set forth in “Item 1A. Risk Factors.” in the Form 10 Instructions, which provides that “[s]maller reporting companies are not required to provide the information required by this item.”

In the Amendment, the Company has included a disclosure regarding the auditor’s going concern opinion pursuant to the staff comment in the fifth paragraph of “Item 1. Business”.

5.
The Company acknowledges the staff comment to disclose whether it intends to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

In the Amendment, the Company has added a disclosure that it intends to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition in the last sentence of the second paragraph of “Item 1. Business”.

On behalf of the Company, this will acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned at (786) 280-7575.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.

Michael H. Hoffman, Esq.

Enclosure